SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

Rule 14d-101

SOLICITATION/RECOMMENDATION STATEMENT

Under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 4)

SEMITOOL, INC.

(Name of Subject Company)

SEMITOOL, INC.

(Name of Person(s) Filing Statement)

Common Stock, no par value

(Title of Class of Securities)

816909105

(CUSIP Number of Class of Securities)

Richard Hegger

Vice President, General Counsel and Secretary

Semitool, Inc.

655 West Reserve Drive

Kalispell, MT 59901

(406) 758-7534

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Marcus J. Williams, Esq.

Davis Wright Tremaine LLP

1201 Third Avenue Suite 2200

Seattle, Washington 98101

(206) 622-3150

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Semitool, Inc., a Montana corporation (“Semitool”), with the Securities and Exchange Commission (“SEC”) on November 19, 2009, as amended by Amendment No. 1 to Solicitation/Recommendation Statement on Schedule 14D-9, filed with the SEC on December 7, 2009 and by Amendment No. 2 to Solicitation/Recommendation Statement on Schedule 14D-9, filed with the SEC on December 14, 2009 and by Amendment No. 3 to Solicitation/Recommendation Statement on Schedule 14D-9, filed with the SEC on December 17, 2009 (as so amended, and as further amended hereby, the “Statement”). Capitalized terms used but not defined herein have the meanings set forth in the Statement as heretofore amended. Except as specifically noted herein, the information set forth in the Statement remains unchanged.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

Expiration of the Offer

The Offer expired at 12:00 midnight, one minute after 11:59 p.m., New York City time on Thursday, December 17, 2009. Based upon information provided to Applied by BNY Mellon Shareholder Services, the depositary for the Offer, 29,759,970 shares were validly tendered and not properly withdrawn immediately prior to the expiration of the Offer, representing approximately 90% of the Shares outstanding as of December 17, 2009. The depositary also informed Applied that it received commitments to tender 1,623,114 additional Shares under the guaranteed delivery procedures for the Offer, bringing the percentage of Shares purchased by Applied pursuant to the Offer to over 95% of the Shares outstanding. The number of Shares tendered pursuant to the Offer, including guaranteed delivery commitments, satisfies the Minimum Condition. All Shares validly tendered and not properly withdrawn (including Shares tendered to the depositary pursuant to the Offer’s guaranteed delivery procedure) have been accepted for payment and will be promptly paid in accordance with the terms and conditions of the Offer and applicable law.

Applied has informed us that it intends to complete the acquisition of Semitool on December 21, 2009 through the merger of Purchaser with and into Semitool in accordance with applicable provisions of Montana law that authorize the completion of the Merger as a “short-form” merger without a vote or meeting of the shareholders of Semitool. As a result of the Merger, each Share not purchased in the Offer (other than Shares held in treasury or by a subsidiary of the Company, or by Purchaser or Applied, all of which will be cancelled and extinguished, and Shares held by shareholders who validly exercise dissenters’ rights under Montana law) will be converted into the right to receive the Offer Price without interest thereon and less any applicable withholding taxes.

On December 18, 2009, Applied issued a press release announcing the results of the Offer, a copy of which is filed as Exhibit (a)(19) to this Statement and is incorporate herein by reference.

Item 9.	Material to be Filed as Exhibits.

Item 9 of the Schedule 14D-9 is hereby supplemented by adding the following exhibits:

Exhibit	Item

(a)(19)	Press Release issued by Applied on December 18, 2009 (incorporated herein by reference to Exhibit (a)(18) to the Amendment No. 7 to Schedule TO of Applied and Purchaser filed on December 18, 2009).

[Signature Page Follows]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

SEMITOOL, INC.

/s/ LARRY A. VIANO
Larry A. Viano
Chief Financial Officer

Dated: December 18, 2009